2800 JPMorgan Chase Tower, 600 Travis

Houston, TX 77002

Telephone: 713-226-1200

Fax: 713-223-3717

www.lockelord.com

David F. Taylor

Direct Telephone: 713-226-1496

Direct Fax: 713-229-2565

dtaylor@lockelord.com

June 3, 2016

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Re:	Lamar Advertising Company

Form 10-K for the fiscal year ended December 31, 2015

Filed February 25, 2016

File No. 001-36756

Dear Mr. McPhee:

On behalf of Lamar Advertising Company (“Lamar” or the “Company”), we submit this letter in response to the comments provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated June 1, 2016 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 8-K filed February 23, 2016

Item 2.02 Results of Operations and Financial Condition.

1.	For each non-GAAP measure presented in future filings, please provide a statement disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. Please note that each measure should be discussed separately, and that boilerplate disclosure alone, e.g. measure is useful to analysts, is not sufficient.

Atlanta | Austin | Boston | Chicago | Dallas | Hartford | Hong Kong | Houston | Istanbul | London | Los Angeles | Miami | Morristown | New Orleans

New York | Providence | Sacramento | San Francisco | Stamford | Tokyo | Washington DC | West Palm Beach

June 3, 2016

RESPONSE:

The Company acknowledges the Staff’s comment. In connection with the non-GAAP financial measures guidance issued by the Commission on May 17, 2016, the Company has been and continues analyzing its use of non-GAAP financial measures in its press releases and filings, the number of such non-GAAP financial measures used by the Company, the reasons management believes such non-GAAP financial measures provide useful information, and the manner in which the Company discloses and reconciles such non-GAAP financial measures. The Company and its management are still reviewing and analyzing the most appropriate way to present non-GAAP financial measures in the future.

In response to the Staff’s comments in the Letter and in connection with the Company’s analysis of its use of non-GAAP financial measures in light of the May 17, 2016 guidance from the Commission, for each non-GAAP measure presented in future filings, the Company will provide a statement disclosing the reasons why the Company’s management believes that presentation of each non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.

2.	We note that you have presented several non-GAAP measures that you refer to as pro forma, but it does not appear that these are pro forma measures in accordance with GAAP. Please rename these measures in future filings to avoid confusion.

RESPONSE:

As stated above in the response to comment no. 1, the Company has been and continues analyzing its use of non-GAAP financial measures. Specifically as to this comment from the Staff, the Company acknowledges that the reference to pro forma measures is not consistent with pro forma measures in accordance with GAAP. The Company is reviewing the use of these measures in its press releases and analyzing the appropriate manner to reference these measures if they are used at all in the future. In future filings, the Company will appropriately name any non-GAAP financial measures to avoid confusion.

***

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 3, 2016

Please contact me at (713) 226-1496 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Sincerely,

/s/ David F. Taylor

David F. Taylor

cc:	Keith Istre, Chief Financial Officer

Lamar Advertising Company